

A LETTER TO THE SHAREHOLDERS OF MELLANOX TECHNOLOGIES, LTD.

March 7, 2018

Dear Fellow Shareholders,

Starboard Value LP (together with its affiliates, "Starboard") currently has a beneficial ownership interest of approximately 10.6% of the outstanding shares of Mellanox Technologies, Ltd. ("Mellanox" or the "Company"), making us the Company's largest shareholder. Our interests are directly aligned with yours. Our goal is to help drive significant value creation for the benefit of all shareholders at Mellanox after years of substantial underperformance.

We continue to believe substantial changes are needed at Mellanox in order to best position the Company for future success and long-term shareholder value creation. For years, Mellanox has underperformed, missed and repeatedly lowered expectations, ignored certain shareholder concerns, and exhibited poor governance practices, including a long-tenured Board of Directors ("Board") with minimal turnover and an extraordinary history of insider selling with a frequency and magnitude unlike almost any other company we have ever seen. We do not view this track record as commensurate with that of directors who are looking to serve the best interests of all shareholders.

Over the past several months, following the disclosure of our involvement in Mellanox, it has become apparent that the Company is making reactionary changes and promises largely in an attempt to appease shareholders. We believe these actions come far too late and, even if achieved, do not go nearly far enough to improve performance to what we view as acceptable levels. It is clear to us, and we hope it is similarly clear to all shareholders, that in the absence of the external pressure that has been placed on management and the Board since our Schedule 13D filed with the Securities and Exchange Commission ("SEC") in November 2017, the Company would likely not have taken any of its recent actions. If the pressure were to be removed now, we believe that the Company would fall back into its old practices of lax governance and oversight and a lack of accountability for delivering results.

We cannot, and will not, allow that to happen.

Today, we are filing preliminary proxy materials with the SEC regarding the election of directors to the Board at Mellanox's 2018 annual meeting of stockholders (the "2018 Annual Meeting"). This is the next step towards seeking the election of directors at the 2018 Annual Meeting. Our definitive proxy statement, which we would expect to file in the next few weeks, assuming that Mellanox sets the record date and annual meeting date in a timely manner, will specify the details of our intentions and allow us to engage in more detailed discussions with shareholders.

Unfortunately, the Company has not yet set a record date or meeting date for the 2018 Annual Meeting. This is a departure from last year's timing and may be an indication that Mellanox is looking to delay the 2018 Annual Meeting. If true, these delay tactics would be yet another example of poor governance and indicative of entrenchment by the current Board.

In past years, Mellanox has held its annual meeting in either late April or early May. The 2017 Annual Meeting was held on April 25, 2017, and the Company set a record date of March 17, 2017 through a notification to Broadridge Financial Solutions ("Broadridge") on or around February 15, 2017. This means that Mellanox gave banks and brokers the required notice of 20 business days prior to the record date. As we are now almost one month beyond the one-year anniversary of the notification to Broadridge for the 2017 record date, we are concerned that the Company may be intending to either delay the 2018 Annual Meeting or ignore the required 20 business day notice requirement. Either of these outcomes would be unacceptable.

Based on the requisite notice periods for the record date and meeting date, if the Company complies with all applicable laws and regulations and sets both the record and meeting dates tomorrow, the **earliest** record and meeting dates would be April 5, 2018, and May 3, 2018, respectively. We hope and expect the Company will not employ any defensive tactics to purposefully delay the 2018 Annual Meeting, and we urge Mellanox to promptly set the record date and meeting date as soon as practicable and in accordance with applicable laws. Any action to delay the 2018 Annual Meeting should and will be viewed as an entrenchment tactic by the current Board and should not be tolerated by shareholders.

We are mindful that replacing a majority of an incumbent board of directors represents an extraordinary step, and we take that responsibility very seriously. In the recent past, we have had tremendous success in similar situations that required a change in a majority of the board. These situations include Tessera Technologies ("Tessera"), Darden Restaurants ("Darden"), and Marvell Technology Group ("Marvell"). In each of these situations, a majority of the board was changed through either a settlement or an election, and in each case, tremendous value was created for the benefit of all shareholders through a multi-year operational turnaround.

If you review the backgrounds and qualifications of our nominees and compare them to the incumbent Board, we believe you will agree that our slate is far better equipped to oversee Mellanox and has the much-needed independence and objectivity required to make critical decisions for the Company without undue attachment to the past. The nominees we have proposed have substantial and highly successful experience as executives and directors in the semiconductor, technology, networking, and high-performance computing industries.

We look forward to sharing more details with you regarding the qualifications of our nominees and our plans for Mellanox. During this election process, we will be providing detailed materials to all shareholders describing why we believe change is needed, the opportunities we see for value creation, and plans for the future of the Company. We will also further describe why the slate we have nominated is better positioned to oversee and govern Mellanox going forward. We believe these materials will assist shareholders in making a well-informed decision on who should be entrusted to oversee the future of the Company.

We remain open to having discussions with the current Board and management in order to find a constructive solution. Unfortunately, to date, the Company has been unwilling to accept the need for substantial change and has instead made a series of reactionary changes seemingly intended to appease shareholders in the short-term while maintaining as much of the status quo as possible over the long-term. We believe material changes are needed, and we remain committed to seeking such change at the 2018 Annual Meeting.

As you know, Starboard has a long and successful history of investing in the semiconductor industry and helping companies to drive significant operational and strategic improvements. Integrated Device Technology and Marvell are just two recent examples of how renewed vision, improved execution, and focus on shareholder interests, combined with fresh perspectives on the Board, can create great long-term outcomes that benefit employees, customers, and shareholders alike. We believe that Mellanox can similarly be transformed into a best-in-class semiconductor company that creates a great outcome for all stakeholders.

Thank you for your continued support, and we look forward to communicating our detailed plans for Mellanox over the coming weeks and months.

Best Regards,

Peter A. Feld
Managing Member
Starboard Value LP

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value LP, together with the other participants named herein (collectively, "Starboard"), has filed a preliminary proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the 2018 annual general meeting of shareholders of Mellanox Technologies, Ltd., a public company formed under the laws of Israel (the "Company").

STARBOARD STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS

PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Starboard Value and Opportunity Master Fund Ltd ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC ("Starboard S LLC"), Starboard Value and Opportunity C LP ("Starboard C LP"), Starboard Value R LP ("Starboard R LP"), Starboard Value R GP LLC ("Starboard R GP"), Starboard Leaders Papa LLC ("Starboard Papa LLC"), Starboard Leaders Fund LP ("Starboard Leaders Fund"), Starboard Value A LP ("Starboard A LP"), Starboard Value A GP LLC ("Starboard A GP"), Starboard Value LP, Starboard Value GP LLC ("Starboard Value GP"), Starboard Principal Co LP ("Principal Co"), Starboard Principal Co GP LLC ("Principal GP"), Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Mary B. Cranston, Jonathan Khazam, Thomas Lacey, Efrat Makov, Jon A. Olson, Jorge L. Titinger and Gregory Waters.

As of the date hereof, Starboard V&O Fund beneficially owns 3,758,713 Shares. As of the date hereof, Starboard S LLC beneficially owned 440,135 Shares. As of the date hereof, Starboard C LP beneficially owned 247,597 Shares. As of the date hereof, Starboard Papa LLC beneficially owned 456,609 Shares. As of the date hereof, 563,567 Shares were held in the Starboard Value LP Account. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 247,597 Shares owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 247,597 Shares owned by Starboard C LP. Starboard Leaders Fund, as a member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC. Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Papa LLC, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC. Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 456,609 Shares owned by Starboard Papa LLC. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Papa LLC, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account. Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP. Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account. Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,758,713 Shares owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC, and (v) 563,567 Shares held in the Starboard Value LP Account. Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the

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Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,758,713 Shares beneficially owned by Starboard V&O Fund, (ii) 440,135 Shares owned by Starboard S LLC, (iii) 247,597 Shares owned by Starboard C LP, (iv) 456,609 Shares owned by Starboard Papa LLC and (v) 563,567 Shares held in the Starboard Value LP Account.

As of the date hereof, Ms. Cranston directly beneficially owns 223 Shares. As of the date hereof, Mr. Khazam directly beneficially owns 400 Shares. As of the date hereof, Mr. Lacey directly beneficially owns 1,450 Shares. As of the date hereof, Ms. Makov directly beneficially owns 200 Shares. As of the date hereof, Mr. Olson directly beneficially owns 500 Shares. As of the date hereof, Mr. Titinger directly beneficially owns 192 Shares. As of the date hereof, Mr. Waters directly beneficially owns 2,500 Shares.